                                                                                     OMB APPROVAL
                                 UNITED STATES                             OMB number:          3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                  Expires:      October 31, 1994
                            WASHINGTON, D.C.  20549                        Estimated average burden
                                                                           hours per response . . . 14.90


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*



                             FREEPORT-MCMORAN INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                   356714105
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                  Page 1 of 4 pages

CUSIP No. 356714105                      13G                Page 2 OF 4 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       THE CAPITAL GROUP, INC.
       86-0206507

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                          (a) [ ]
                                                              (b) [ ]

       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       DELAWARE

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 6,108,580

          SHARES
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   NONE
         OWNED BY

           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 13,365,490

          PERSON
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   NONE

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       13,365,490     Beneficial ownership disclaimed pursuant to Rule 13d-4

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       9.36%

       TYPE OF REPORTING PERSON*
  12
       HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 4 pages

CUSIP No. 356714105                      13G                Page 3 OF 4 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       CAPITAL GUARDIAN TRUST COMPANY
       95-2553868


       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                        (a) [ ]
                                                            (b) [ ]

       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       CALIFORNIA

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 5,619,280

          SHARES
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   NONE
         OWNED BY

           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 8,612,840

          PERSON
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   NONE

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       8,612,840      Beneficial ownership disclaimed pursuant to Rule 13d-4

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       6.10%

       TYPE OF REPORTING PERSON*
  12
       BK


                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 3 of 4 pages

                                                                       Page 4
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934



Fee enclosed [ ]  or Amendment No. 4

Item 1(a)        Name of Issuer:
                 Freeport-McMoran Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 1615 Poydras St.
                 New Orleans, LA  70112

Item 2(a)        Name of Person(s) Filing:
                 The Capital Group, Inc. and Capital Guardian Trust Company

Item 2(b)        Address of Principal Business Office:
                 333 South Hope Street
                 Los Angeles, CA  90071

Item 2(c)        Citizenship:   N/A

Item 2(d)        Title of Class of Securities:  Common

Item 2(e)        CUSIP Number:  356714105

Item 3           The person(s) filing is(are):

                 (b)         [x]         Bank as defined in Section 3(a)(6) of
                                         the Act.
                 (e)         [ ]         Investment Adviser registered under
                                         Section 203 of the Investment Advisers
                                         Act of 1940.
                 (g)         [x]         Parent Holding Company in accordance
                                         with Section 240.13d-1(b)(1)(ii)(G).

Item 4           Ownership

                 (a)         Amount Beneficially Owned:
                             See item 9, pg. 2 and 3
                 (b)         Percent of Class:  See item 11, pg. 2 and 3
                 (c)         Number of shares as to which such person has:
                             i) sole power to vote or to direct the vote See item 5, pg. 2 and 3
                             ii)         shared power to vote or to direct the
                                         vote  None
                             iii) sole power to dispose or to direct the disposition of See item 7, pg. 2 and 3
                             iv) shared power to dispose or to direct the disposition of None - beneficial ownership disclaimed pursuant to Rule 13d-4

Item 5           Ownership of 5% or Less of a Class:  N/A

Item 6           Ownership of More than 5% on Behalf of Another Person:  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 (1) Capital Research and Management Company is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group, Inc.
                 (2) Capital Guardian Trust Company is a Bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The Capital Group, Inc.
                 (3) Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A- F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group, Inc. CIL is a wholly owned subsidiary of The Capital Group, Inc.
                 (4) Capital International Research and Management, Inc. dba Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group, Inc.
                 (5) Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group, Inc. CISA is a wholly owned subsidiary of The Capital Group, Inc.

Item 8           Identification and Classification of Members of the Group:
                 N/A

Item 9           Notice of Dissolution of the Group:  N/A

Item 10          Certification


                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                 Signature


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

Signature:       /s/ Philip de Toledo
Name/Title:      Philip de Toledo, Vice President and Treasurer
                 The Capital Group, Inc.

Date:  February 11, 1994

Signature:       /s/ Eugene P. Stein
Name/Title:      Eugene P. Stein, Executive Vice President

                 Capital Guardian Trust Company

                                   AGREEMENT



                                   Los Angeles, California

                                   February 11, 1994


                 Capital Guardian Trust Company ("CGTC") and The Capital Group, Inc. ("CG") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common stock issued by Freeport- McMoran Inc.

                 CGTC and CG state that they are both entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

                 Both CGTC and CG are responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but neither is responsible for the completeness or accuracy of the information concerning the other.

                                   CAPITAL GUARDIAN TRUST COMPANY



                                   BY:    /s/  Eugene P. Stein
                                          Eugene P. Stein
                                          Executive Vice President


                                   THE CAPITAL GROUP, INC.



                                   BY:    /s/ Philip de Toledo
                                          Philip de Toledo
                                          Vice President and Treasurer





                                   EXHIBIT A